FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934


For the month of February 2001


                       SUN INTERNATIONAL HOTELS LIMITED
                       --------------------------------
               (Translation of registrant's name into English)

                  Coral Towers, Paradise Island, The Bahamas
                  ------------------------------------------
                   (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                      Form 40-F
            ----------                             ----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                    No              X
            ----------                             ----------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A




                                 Page 1 of 8

                          Exhibit Index is on Page 3






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                                  SIGNATURES








      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:       February 6, 2001




                        SUN INTERNATIONAL HOTELS LIMITED








                        By:       /s/Charles D.
                                  Adamo
                        Name:     Charles D. Adamo
                        Title:    Executive Vice President
                                  Corporate Development & General Counsel

                                 EXHIBIT LIST




Exhibit     Description                                       Page No.
-------     -----------                                       --------

1.          Press Release dated 2/6/01
            Fourth Quarter Earnings ..............................4

2.          Sun International Hotels Limited
            Condensed Consolidated Statements of Operations ......7

3.          Sun International Hotels Limited
            Summary Segment Data .................................8

                              Sun International



FROM:       Sun International
            The Bahamas
            Contact: John Allison
            Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

             SUN INTERNATIONAL ANNOUNCES FOURTH QUARTER EARNINGS


PARADISE ISLAND, The Bahamas, February 6, 2001 - Sun International Hotels Limited (NYSE: SIH) reported net income for the fourth quarter of $3.8 million, excluding the effects of the $229.2 million write down of the investment in Resorts Atlantic City to its realizable value, pre-opening costs and sales of real estate at its Paradise Island operations. Earnings in the quarter compared to $11.3 million in the same period last year. The pre-opening costs related to the expansion of the Company's deluxe Ocean Club hotel on Paradise Island and the new Ocean Club Golf Course. Earnings per share for the period, excluding these non-recurring items, were $0.14 compared to $0.34 for the same period last year.


Including the non-recurring items referred to above, the Company generated a net loss for the fourth quarter of $229.3 million, compared to net income of $11.3 million for the same period last year.

The reduction in operating earnings for the quarter was due mainly to a lower contribution from Atlantis (which had benefited from a $12.0 million insurance recovery in the fourth quarter of 1999) and a lower contribution from the Mohegan Sun Casino, partially offset by an improved performance from Resorts Atlantic City. Interest income also declined during the quarter, due to the repayment in December 1999 by the Mohegan Tribe of $94.1 million of Subordinated Notes held by the Company.

Paradise Island

The Company's flagship Paradise Island operations generated EBITDA of $20.7 million, compared to $28.9 million during the same period last year that had included a $12.0 million insurance recovery. Atlantis achieved an average occupancy of 73% for the quarter and recorded an average room rate of $227, an increase in average rate of 11% over the same period last year. During the quarter, Atlantis' 423-room Beach Tower was fully refurbished and reopened prior to the Christmas holiday season.

The Ocean Club, the Company's high-end boutique hotel on Paradise Island, achieved an average occupancy of 61% for the quarter at an average rate of $479. The expansion of the hotel included the addition of 50 luxurious rooms including 10 deluxe suites, as well as a new beachfront restaurant, Dune, operated by well-known restaurateur Jean-Georges and opened on schedule early in October 2000.

The new Ocean Club Golf Course, by Tom Weiskopf, hosted the PGA "Father and Son" golf tournament in December 2000 and the Michael Jordan Celebrity Classic in January 2001. Extensive publicity for the Company's Paradise Island facilities was achieved by the televising of both events in the United States by the NBC network.

Atlantic City

Resorts Atlantic City generated EBITDA of $3.1 million for the quarter, compared to $0.9 million for the same period last year. Gaming revenues for the quarter of $53.2 million were approximately 2% ahead of the same quarter of last year, despite a severe winter storm that hurt all Atlantic City casinos over the last two days of the quarter. The improvement in gaming revenues year-on-year was achieved despite a decline of 1% in Atlantic City's aggregate gaming revenues.

Slots revenues continued to show improvement compared to the same period last year, with growth of approximately 7% compared to an industry growth of 1%. Table revenues declined by 10%, primarily due to a reduction in the average hold percentage to 14.2% from 15.3% in last year's fourth quarter. During December 2000, a new bus customer center was opened, with improved facilities for this important customer segment.

Connecticut

The Mohegan Sun Casino generated gross operating revenues of $202.3 million, a 6% increase over the same period last year. The Company's share of Mohegan Sun income was $4.7 million for the quarter compared to $8.9 million in the prior year.

Through December 31, 1999, the Mohegan Sun Casino was managed by Trading Cove Associates. In exchange for relinquishing its rights under its then existing agreements, effective January 1, 2000, Trading Cove Associates began to receive payments of 5% of gross revenues of the Mohegan Sun. These relinquishment payments are currently contributing less income than was previously earned under the prior management contracts. However, the relinquishment payments continue for a period of 15 years, whereas the management contract was to expire in 2003.

The property is currently on track with its budgeted $960 million expansion, which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. It is anticipated that the new casino will open in the fall of 2001 with the hotel opening in the spring of 2002. The relinquishment payments will be based on gross revenues of the expanded Mohegan Sun complex.

Other Matters

During the third quarter of 2000, the Company entered into a definitive agreement to sell its Resorts Atlantic City to an affiliate of Colony Capital LLC for a purchase price of $140 million, such purchase price to accrue interest at an annual rate of 6% until closing. In addition, Colony has a two-year option to acquire the undeveloped real estate adjacent to Resorts Atlantic City for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The sale is subject to certain customary conditions, including approval by the New Jersey Casino Control Commission, and is also subject to Colony receiving certain financing in order to consummate the transaction. The parties still expect to close the transaction during the first quarter of 2001. As a result of entering into the agreement to sell Resorts Atlantic City, the company has written down its investment and taken a loss of $229.2 million for the quarter.





Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited at 1.242.363.6016

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached)



                        Sun International Hotels Limited
                 Condensed Consolidated Statements of Operations
                 (In Thousands of Dollars Except Per Share Data)



                                                    For the Three Months      For the Twelve Months
                                                     Ended December 31,         Ended December 31,
                                                   ----------------------    ----------------------
                                                   (Unaudited)
                                                      2000         1999         2000         1999
                                                   ---------    ---------    ---------    ---------
Revenues:
      Casino and resort revenues                   $ 169,867    $ 157,006    $ 755,866    $ 696,517
      Less: promotional allowances                   (11,313)     (12,263)     (51,779)     (50,240)
                                                   ---------    ---------    ---------    ---------
                                                     158,554      144,743      704,087      646,277
      Tour operations                                  9,208        7,130       33,192       28,714
      Management and other fees                       11,062       13,118       35,763       46,898
      Real estate related                              3,146         --        108,650         --
      Insurance recovery                                --         12,009         --         14,209
      Other                                              772          728        3,003        2,869
                                                   ---------    ---------    ---------    ---------
                                                     182,742      177,728      884,695      738,967
                                                   ---------    ---------    ---------    ---------


Expenses:
      Casino and resort expenses                     110,578      102,513      453,573      423,869
      Tour operations                                  8,182        6,375       29,626       27,816
      Selling, general and administrative             25,406       26,171      103,465       89,593
      Real estate related                              1,533         --         32,272         --
      Corporate expenses                               6,704        5,054       25,340       20,629
      Depreciation and amortization                   15,889       14,297       60,223       57,230
      Write-off of Desert Inn costs                     --           --         11,202         --
      Transactions costs                                --           --          7,014         --
      Pre-opening expenses                             5,529         --          7,616        5,398
      Write Down of Assets to be Sold                229,208         --        229,208         --
                                                   ---------    ---------    ---------    ---------
                                                     403,029      154,410      959,539      624,535
                                                   ---------    ---------    ---------    ---------

Operating income (loss)                             (220,287)      23,318      (74,844)     114,432

Other income and expenses:
      Interest income                                  1,396        3,231        4,194       12,725
      Interest expense, net of capitalization        (11,997)     (13,513)     (45,678)     (50,699)
      Equity in earnings of associated companies       2,458          928        4,225        2,628
      Other, net                                          19         (805)        (688)          60
                                                   ---------    ---------    ---------    ---------

Income (loss) before income taxes                   (228,411)      13,159     (112,791)      79,146

Provision for income taxes                              (877)      (1,847)      (6,313)      (9,324)
                                                   ---------    ---------    ---------    ---------

Net income (loss)                                  $(229,288)   $  11,312    $(119,104)   $  69,822
                                                   =========    =========    =========    =========

Diluted earnings (loss) per share                  $   (8.30)   $    0.34    $   (3.86)   $    2.05

Weighted average number of shares outstanding (1)     27,638       33,170       30,850       34,005


(1)   Includes the effect of outstanding stock options.

                        Sun International Hotels Limited
                              Summary Segment Data
                                  (In Millions)
                                   (Unaudited)


                                      For the Three            For the Twelve
                                         Months                    Months
                                    Ended December 31,        Ended December 31,
                                   --------------------      -------------------
                                      2000        1999          2000       1999
                                   --------    --------      --------   --------
 Paradise Island Operations
    Gross revenues (1)              $105.7      $104.8        $472.6     $440.9
     Casino                           30.7        28.7         132.1      130.5
     Hotel (2)                        75.0        64.1         340.5      296.2
     Insurance recovery                  -        12.0             -       14.2

    EBITDA (3)                      $ 20.7      $ 28.9        $128.1     $133.2

    Atlantis
     Occupancy rate                    73%         74%           83%        81%
     Average room rate              $  227      $  204        $  242     $  211


Resorts Atlantic City
    Gross revenues                  $ 64.1      $ 64.0        $283.2     $269.8
     Casino                           53.2        52.4         235.8      221.1
     Hotel                            10.9        11.6          47.4       48.7

    EBITDA (4)                       $ 3.1       $ 0.9        $ 23.8     $ 16.3


(1) The three month and twelve month periods of 2000 exclude revenues of $3.1 million and $108.7 million, respectively, from Ocean Club Estates lot sales.
(2)  Excludes results of the Company's wholly owned tour operator.
(3) The three month and twelve month periods of 2000 exclude a gain of $1.6 million and $76.4 million, respectively, from Ocean Club Estates lot sales; and exclude pre-opening expense of $5.5 million and $7.6 million, respectively.
(4) The twelve month period of 1999 excludes pre-opening expense of $5.4 million.